LORD ABBETT SECURITIES TRUST
90 Hudson Street
Jersey City, NJ 07302

February 27, 2013

VIA EDGAR

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Lord Abbett Securities Trust (the “Trust”)
File Nos. 33-58846 and 811-07538

Dear Ms. Browning:

          Reference is made to Post-Effective Amendment No. 73 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on December 28, 2012 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”).1

          This letter responds to comments you provided during a telephone call on Wednesday, February 13, 2013 at approximately 1:30 p.m. with Brooke A. Fapohunda and John P. Schwartz of Lord, Abbett & Co. LLC, the investment adviser to the Trust and each of its series, regarding the Registration Statement. As you requested, this letter also responds to the comments you provided in connection with Post-Effective Amendment No. 70 to the Registration Statement. Your comments, and the Trust’s responses thereto, are summarized below. Post-Effective Amendment No. 74 to the Registration Statement, which was filed today with the Commission and is to become effective March 1, 2013 (the “Amendment”), reflects changes made in response to your comments. The primary purpose of the Amendment was to add disclosure regarding the ability of Lord Abbett Alpha Strategy Fund, a series of the Trust (“Alpha Strategy Fund”), to invest directly in derivatives.

          Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Part A - Prospectus

          1.       Throughout the prospectus, please avoid the use of open-ended terms such as “including” when describing the types of securities in which the Funds may invest.

[1]	Accession No. 0000930413-12-006717.

Ms. Kimberly A. Browning
February 27, 2013

          Response: In considering whether to modify the current disclosure, we reviewed the Commission guidance set forth in Commission Release IC-23064 (Feb. 10, 1998) (the “Adopting Release”), which amended Form N-1A. The Adopting Release noted that, prior to the N-1A amendments:

“disclosure of fund investments…generally consists of descriptions of the types of securities in which a fund may invest, [but in] the Commission’s view, disclosing information about all of the securities in which a fund might invest does not help a typical fund investor…[and] adds substantial length and complexity to fund prospectuses…. The Commission has concluded that prospectus disclosure would be more useful…if it emphasized the principal investment strategies of a fund and the principal risks of investing in the fund, rather than the characteristics and risks of each type of instrument in which the fund may invest.”

          The Adopting Release also provides that “Funds should limit disclosure in prospectuses generally to information that is necessary for an average or typical investor to make an investment decision. Detailed or highly technical discussions . . . dilute the effect of necessary prospectus disclosure and should be placed in the SAI.” (Emphasis added.) We also note that the Commission cited its proposing release with approval, stating: “The Commission proposed to shift the focus of disclosure about how a fund intends to achieve its investment objectives away from the current practice of listing all types of securities in which a fund may invest to a discussion of the fund’s overall portfolio management.” In addition, General Instruction C.1(a) to Form N-1A and Rule 421(b) under the Securities Act provide that mutual fund prospectuses should use “concise, straightforward, and easy to understand language.”

          We believe changing market conditions and innovations in the investment industry make it virtually impossible to identify with certainty every potential type of security in which the Funds might invest. In our view, providing an example of the types of securities in which the Funds may invest preceded by the word “including” signals to investors that the Funds also may invest in security types that are the functional equivalent of the named security or securities. The use of the term “including” does not, however, give the Funds an unfettered ability to use security types that are not listed in its prospectus and that do not have substantially similar investment characteristics, risk profiles, and structural features as those listed in its prospectus. Accordingly, we believe the current disclosure provides investors with reasonable predictability about the types of securities in which the Funds may invest. We note that taking a contrary view would mean that the Funds – and therefore, their shareholders – would incur the expenses associated with reprinting their summary prospectuses and re-submitting their XBRL filing in order to enable a Fund to invest in a security type that is not expressly listed in its prospectus but has substantially similar attributes as those security types that are specifically identified in its prospectus.

          For the reasons discussed above, we believe the current disclosure is consistent with the Adopting Release, satisfies the requirements of Form N-1A, and provides needed investment flexibility to the Funds. In light of the foregoing, we elect to retain the current disclosure.

Ms. Kimberly A. Browning
February 27, 2013

          2.       Throughout the prospectus and SAI, when reference is made to compliance with a regulatory requirement, explain the manner in which a Fund achieves compliance, rather than identifying the requirement and disclosing that the Funds are in compliance.

          Response: General Instruction C(1)(c) of Form N-1A provides that the prospectus should avoid: (1) simply restating legal or regulatory requirements to which mutual funds generally are subject and (2) excessive detail, technical or legal terminology, and complex language. We have reviewed the prospectus and SAI and believe they comply in all material respects with these requirements.

          3.       Please confirm that the Amendment complies with Form N-1A’s plain English requirements.

          Response: We have reviewed the Amendment and believe it complies in all material respects with Form N-1A’s plain English requirements.

          4.       Please add the word “Less” or a minus sign at the beginning of the caption titled “Management Fee Waiver and/or Expense Reimbursement” in the fee tables.

          Response: We note that Item 3, Instruction 3(e) of Form N-1A states the following: “The Fund… should use appropriate descriptive captions, such as ‘Fee Waiver [and/or Expense Reimbursement]’ and ‘Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],’ respectively.” In addition, we use parentheses around the Management Fee Waiver and/or Expense Reimbursement amounts to denote that these are negative numbers. Accordingly, we elect to retain the current language because we believe it is both consistent with Form N-1A and understandable to shareholders.

          5.       We believe the first two footnotes to the fee tables go beyond what Form N-1A permits. Please move the footnotes to the statutory prospectus, convert the footnotes to a parenthetical, or explain in your comment response letter why you believe the continued inclusion of such footnotes to the fee table is appropriate.

          Response: We believe each Fund’s interests are best served by providing greater transparency regarding the Fund’s fee structure. In particular, we believe the footnotes regarding the possible assessment of CDSCs on certain Class A and Class C share redemptions provide material information to investors. Accordingly, we elect to retain the current language.

          6.       Please confirm in your comment response letter that each Fund’s (other than Alpha Strategy Fund’s) acquired fund fees and expenses total less than one basis point and that a separate fee table line item for acquired fund fees and expenses thus is not required pursuant to Item 3 of Form N-1A.

          Response: We confirm that each Fund’s (other than Alpha Strategy Fund’s) acquired fund fees and expenses total less than one basis point and that a separate fee table line item for acquired fund fees and expenses thus is not required pursuant to Item 3 of Form N-1A.

Ms. Kimberly A. Browning
February 27, 2013

          7.       Please confirm in your comment response letter that Rule 12b-1 fees are the only expenses excluded from Lord Abbett’s fee waiver/reimbursement of expenses that are in excess of a Fund’s contractual cap. Also, please confirm that the relevant fee waiver and expense limitation agreement was filed as an exhibit to the Registration Statement.

          Response: We confirm that Rule 12b-1 fees are the only expenses excluded from Lord Abbett’s fee waiver/reimbursement of expenses in excess of a Fund’s contractual cap. We note that such agreement makes no reference to any other type of fees or expenses that are excluded from the contractual cap. We also confirm that the form of fee waiver and expense limitation agreement was filed as an exhibit to the Registration Statement and the definitive agreement was filed as an exhibit to the Amendment.

          8.       Please clarify in the appropriate footnote to each Fund’s fee table that the net annualized operating expense ratio for each class of shares of the Fund equals the expense cap plus the relevant 12b-1 fee.

          Response: We have added a statement clarifying that shareholders will incur actual total annual operating expenses equal to the expense cap plus the amount of any applicable Rule 12b-1 fee.

          9.       Please confirm in your comment response letter that Lord Abbett may not recoup any fees or expenses previously waived or reimbursed under each Fund’s contractual expense cap.

          Response: We confirm that Lord Abbett may not recoup any fees or expenses previously waived or reimbursed under a Fund’s contractual expense cap. We note that each Fund’s fee waiver and expense reimbursement agreement provides for no such recoupment.

          10.     Please revise the explanatory language that precedes the expense examples to reflect the exact wording of Form N-1A.

          Response: We elect to retain the current language. We note that General Instruction C.1(d) of Form N-1A states that: “The requirements for prospectuses included in Form N-1A will be administered by the Commission in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” In addition, Instruction 1(b) to Item 3 states that a “Fund may modify the narrative explanations if the explanation contains comparable information….” We believe this variance in disclosure is appropriate and more precisely explains the expense data presented.

          11.     Please confirm in your comment response letter that all principal investment strategies and principal risks of each Fund have been summarized in the summary portion of the Fund’s prospectus.

Ms. Kimberly A. Browning
February 27, 2013

          Response: We confirm that all principal investment strategies and principal risks of each Fund have been summarized in the summary portion of the Fund’s prospectus.

          12.     Please confirm in your comment response letter that each principal investment strategy has corresponding risk disclosure.

          Response: We confirm that each principal investment strategy has corresponding risk disclosure.

          13.     Please revise the risk disclosures appearing in the summary portion of each Fund’s prospectus to more specifically address the various types of equity securities in which the Fund may invest.

          Response: We have added “Equity Risk” as a principal risk to each of the summary and statutory prospectus. Such disclosure does not, however, address the specific types of risks posed by each type of equity security in which a Fund may invest. We believe the new disclosure satisfies the requirements of General Instruction C.1(a) to Form N-1A because it emphasizes the principal risks of investing in the Fund rather than the risks of each type of instrument in which the Fund may invest. We also believe the new disclosure comports with the Commission guidance that is quoted in our response to comment no. 1.

          14.     Please provide more specific disclosure about the types of partnerships and joint ventures in which each Fund may invest.

          Response: We believe the current disclosure avoids disproportionately emphasizing possible investments or activities of each Fund that are not a significant part of its operations in accordance with the requirements of General Instruction C.1(c), while informing investors that the Fund may, in fact, invest in partnerships and joint ventures. We also believe the current disclosure is consistent with the Adopting Release, satisfies the requirements of Form N-1A, and provides needed investment flexibility to each Fund. In light of the foregoing, we elect to retain the current disclosure.

          15.     Throughout Growth Leaders Fund’s prospectus, please clarify in plain English what it means for Growth Leaders Fund to invest in companies that demonstrate “above-average long-term growth potential” and quantify such phrase to the extent practicable.

          Response: We note that the Fund’s Item 9 disclosure contains a description of the investment process followed by the Fund’s portfolio managers in seeking to invest in companies that exhibit “above-average long-term growth potential.” We believe the current disclosure comports with the requirements of General Instruction C.1 to Form N-1A because it: (1) uses concise, straightforward, and easy to understand language; (2) is as simple and direct as reasonably possible under the circumstances; (3) includes only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund; and (4) avoids excessive detail, technical or legal terminology, and complex language.

Ms. Kimberly A. Browning
February 27, 2013

We also believe greater specificity or quantification in this instance would adversely affect the Fund and its shareholders by unduly limiting the universe of companies in which it may invest. Moreover, we note that the general concept of seeking to invest in companies that demonstrate “above-average long-term growth potential” or variants thereof without quantification of such concept is common among equity and balanced mutual funds. Accordingly, we elect to retain the current language.

          16.     Growth Leaders Fund’s prospectus provides that the Fund will invest 50% of its net assets in companies within the market capitalization range of the Russell 1000® Index and that such market capitalization range was approximately $1.3 billion to $546 billion as of June 22, 2012. Please explain how the low end of this range comports with large cap equity investing.

          Response: The Russell 1000® Index tracks the performance of the 1,000 largest publicly traded U.S. companies. The market capitalization range of the companies included in the Index – and, accordingly, the market capitalization range of companies in which Growth Leaders Fund invests – varies over time due to market and general economic conditions, and can be expected to vary widely during periods of exceptional growth or retraction.

          17.     Rather than stating that the Russell 1000® Index is a widely-used benchmark for large-cap stocks, please state that “Lord Abbett believes that the Russell 1000® Index is a widely-used benchmark for large-cap stocks.”

          Response: The use of the Russell 1000® Index for Rule 35d-1 purposes and as a performance benchmark is widely accepted throughout the registered mutual fund industry. In fact, that index is tracked by several large exchange-traded funds, including the iShares Russell 1000 Index Fund and the Vanguard Russell 1000 Index ETF. We do not believe the suggested qualifier is necessary. We elect to retain the current language because we believe it is accurate in all material respects.

          18.     Please clarify whether REITs are the only types of trusts in which each Fund may invest.

          Response: For the reasons set forth in our response to comment no. 1, we believe the current disclosure is consistent with the Adopting Release, satisfies the requirements of Form N-1A, and provides needed investment flexibility to the Fund. Accordingly, we elect to retain the current language.

          19.     In each Fund’s Item 9 disclosure, please distinguish between “sponsored” and “unsponsored” American Depositary Receipts (“ADRs”) and disclose the greater risks of investing in unsponsored ADRs.

          Response: Because the only ADRs in which the Funds invest are sponsored ADRs, we elect to retain each Fund’s current item 9 disclosure.

Ms. Kimberly A. Browning
February 27, 2013

          20.     Please confirm in your comment response letter that all investment strategies and risks disclosed in response to Item 4 of Form N-1A also are disclosed in response to Item 9 of Form N-1A.

          Response: We confirm that all investment strategies and risks disclosed in response to Item 4 of Form N-1A also are disclosed in response to Item 9 of Form N-1A.

          21.     We believe the term “leaders” describes a type of company or issuer and therefore its inclusion in Growth Leaders Fund’s name requires the Fund to adopt an 80% investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Act”). Please explain why you believe it is appropriate for Growth Leaders Fund not to have an 80% investment policy in light of its name.

          Response: Although Rule 35d-1 under the Act applies to fund names that suggest a fund focuses its investments in a particular type of investment or industry, it does not apply to fund names that incorporate terms that connote a type of investment strategy. In the Rule 35d-1 adopting release, the Commission provided “growth” and “value” as examples of terms that suggest types of investment strategies and “stock” and “bond” as examples of terms that suggest investment in a particular type of security. Likewise, the Commission staff stated in its Frequently Asked Questions about Rule 35d-1 that the terms “tax-sensitive” and “income” connote a type of investment strategy rather than a focus on a particular type of investment. We do not believe there is a particular type of investment suggested by the term “leader,” in the manner that “stock,” “small-cap,” or “tax-exempt,” for example, would suggest a particular type of security. Furthermore, unlike the term “leader,” these terms reasonably can be defined based on “pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications,” as the Commission staff indicated in its responses to Frequently Asked Questions about Rule 35d-1. We are not aware of any such references or sufficiently common usage of the term “leader” in the context of equity investing that would support an 80% investment policy. Although we continue to believe Growth Leaders Fund’s use of this term in its name is not subject to Rule 35d-1, we will take your comment under advisement.

          22.     Please clarify in plain English how a Fund would modify, restrict, or reject a purchase order and the time frame in which it would do so, as described in the section titled “Information for Managing Your Fund Account – Purchases – Proper Form.” Please explain what is meant by the statement in the same section that “[a]ll purchase orders are subject to acceptance by the Fund.”

          Response: We believe each Fund’s interests are well served by the general nature of the disclosure regarding purchase order modification, restriction, and rejection. We believe greater specificity concerning the circumstances under which a Fund may modify, restrict, or reject a purchase order could call into question the Fund’s ability to curtail certain questionable or potentially harmful trading activity. Each Fund may modify a purchase order, for example, in cases where an investor is seeking to purchase a class of shares of the Fund for which the investor does not satisfy applicable eligibility criteria. As another example, a Fund would

Ms. Kimberly A. Browning
February 27, 2013

restrict a purchase order accompanied by a wire transfer for an amount less than the amount reflected in the purchase order. A Fund will reject purchase orders within one business day of its receipt of such orders.

          23.     Please clarify that each Fund would restrict only the purchase side of an exchange (and not the redemption side) when it receives an exchange request that is not in good order.

          Response: Each Fund seeks to comply with Section 22(c) of the Act and the rules thereunder in connection with exchanges. Each Fund will consider revising the relevant disclosure in the future after we ensure that such revised disclosure would comport with our operational procedures.

          24.     Please revise the sentence in the section titled “Information for Managing Your Fund Account – Redemptions – Redemption Payments” to indicate that redemptions of Fund shares are executed at the NAV next determined after either a Fund or the relevant financial intermediary receives the redemption request in proper form.

          Response: We have made the requested change.

          25.     Please revise the following sentence in the section titled “Information for Managing Your Fund Account – Account Policies – Pricing of Fund Shares” to indicate that Lord Abbett performs fair valuation: “Securities for which prices or market quotations are not available, do not accurately reflect fair value in Lord Abbett’s opinion, or have been materially affected by events occurring after the close of the market on which the security is principally traded but before 4:00 p.m. Eastern time are valued under fair value procedures approved by and administered under the supervision of the Fund’s Board.”

          Response: We have made the requested change.

          26.     Please move the statements that certain Funds use a “blend” investing style from the relevant risk sections to the relevant principal investment strategy sections of the prospectus.

          Response: We have made the requested change.

          27.     Please expressly state in the prospectus that the Lord Abbett-managed funds in which Alpha Strategy Fund invests are “affiliated” funds.

          Response: We have made the requested change.

          28.     With respect to Alpha Strategy Fund, please address the investment strategies and risks of the relevant underlying funds in the prospectus.

Ms. Kimberly A. Browning
February 27, 2013

          Response: We have amended Alpha Strategy Fund’s investment strategy and risk disclosure to more directly address the underlying funds’ investment activities and their attendant risks. Appendix A to the prospectus describes the investment mandate of each underlying fund in which Alpha Strategy Fund currently may invest in finer detail. We believe Alpha Strategy Fund’s prospectus disclosure concisely provides the information necessary for an investor to make an informed investment decision about Alpha Strategy Fund. Furthermore, in our view, the inclusion in Alpha Strategy Fund’s prospectus of highly specific disclosure about the particular investment objectives and strategies of each underlying fund would inundate investors with unduly detailed information that would obscure or impede their understanding of the information that is included about Alpha Strategy Fund itself. We note that for more information about the underlying funds, investors can review Appendix A, access Lord Abbett’s website, or obtain an underlying fund’s prospectus.

          29.     With respect to Alpha Strategy Fund, please include disclosure in the prospectus to the effect that each underlying fund has its own investment objective and strategies and that no assurance can be provided that any underlying fund will achieve its investment objective.

          Response: The Amendment contains disclosure to the effect that the strategies used and investments selected by the portfolio managers for the Fund and the underlying funds may fail to produce the intended results and that the Fund and the underlying funds may not achieve their respective investment objectives.

          30.     Please include disclosure in the prospectus to the effect that Alpha Strategy Fund is subject to the risks of the underlying funds in direct proportion to its investments in the underlying funds.

          Response: We have added the requested disclosure to the prospectus.

          31.     Please include disclosure in the prospectus to the effect that Lord Abbett is the investment adviser for both Alpha Strategy Fund and the underlying funds and may be deemed to have a conflict of interest in determining the allocation of Alpha Strategy Fund’s assets among the various underlying funds.

          Response: We have added the requested disclosure to the prospectus.

          32.     Please indicate whether Alpha Strategy Fund only invests in underlying funds that will not concentrate their investments in a particular industry or group of industries.

          Response: Alpha Strategy Fund seeks to ensure compliance with its fundamental investment restriction that prohibits it from investing more than 25% of its assets, taken at market value, in the securities of issuers in any particular industry (excluding securities of the U.S. Government, its agencies and instrumentalities). The Board of Trustees of the Trust has not approved a specific fundamental or non-fundamental investment restriction with respect Alpha

Ms. Kimberly A. Browning
February 27, 2013

Strategy Fund’s ability to invest in underlying funds that will not concentrate their investments in a particular industry or group of industries. However, all but one of the underlying funds may not concentrate their investments in a particular industry or group of industries. The single exception is Calibrated Mid Cap Value Fund, which generally may not concentrate its investments in a particular industry or group of industries, but may do so only to the extent necessary to approximate industry exposures of the Russell Mid Cap Value Index.

          33.     Please confirm that Alpha Strategy Fund will comply with its investment restrictions, and will not circumvent its own investment restrictions through its investments in the underlying funds.

          Response: We confirm that Alpha Strategy Fund seeks to ensure compliance with its own investments restrictions as set forth in the SAI, and does not seek to circumvent its own investment restrictions through its investments in the underlying funds.

          34.     Please include disclosure in the prospectus to the effect that Alpha Strategy Fund is subject to the same risks as the underlying funds.

          Response: The Amendment expressly states that the principal risks of investing in Alpha Strategy Fund also are the principal risks of investing in the underlying funds.

          35.     Please acknowledge that you are aware of the letter from Barry D. Miller of the Commission to Karrie McMillan of the Investment Company Institute (the “ICI”), dated July 30, 2010, regarding derivatives-related disclosures by investment companies (the “Letter to the ICI”).

          Response: We acknowledge that we are aware of the Letter to the ICI. In our view, the Funds’ derivatives-related disclosure comports with the standards set forth in the Letter to the ICI. The prospectus and SAI disclosure describes the anticipated types of derivatives investments a Fund may use, the anticipated purposes for which the Fund may use such derivatives, and the consequent risks in a manner that we believe is neither overly brief nor overly technical. Because the percentage of a Fund’s assets that is invested in derivatives may be smaller than the percentage of the Fund’s assets that is placed at risk by a derivative strategy, we believe it is particularly important to provide investors with reasonable predictability about how each Fund may employ derivatives in its portfolio and the risk exposures derivatives may entail. For the reasons discussed above, we elect to retain the current language and continue to believe it is appropriately tailored to each Fund.

          36.     Please avoid the use of open-ended terms such as “including” when describing the types of derivatives in which the Funds may invest. Also, please list all of the types of derivatives in which the Funds may invest.

          Response: We have revised the relevant language to use the term “consisting principally of” in lieu of the term “including.”

Ms. Kimberly A. Browning
February 27, 2013

          37.     Please indicate whether Alpha Strategy Fund currently intends to invest in total return swaps. If so, please include disclosure regarding the segregation requirements that are applicable to swaps.

          Response: Alpha Strategy Fund currently does not intend to invest in total return swaps. We have, however, added disclosure to the statutory prospectus regarding the segregation requirements that are applicable to swaps generally.

          38.     Please indicate whether any REITs in which the Funds invest are not publicly traded.

          Response: We hereby confirm that all REITs held by Funds as of the date of this letter are publicly traded.

          39.     The Item 4 disclosure for Alpha Strategy Fund provides that the Fund may use derivatives to a greater extent to respond to adverse market conditions. Please clarify whether this practice would constitute a temporary defensive strategy or something different.

          Response: We have replaced the relevant disclosure with a statement clarifying that Alpha Strategy Fund may invest in derivatives with an aggregate net notional value representing up to 50% of its portfolio, although under normal market conditions, the aggregate net notional value of the Fund’s directly held derivatives is not expected to exceed 35% of the Fund’s portfolio.

          40.     Please include the maximum percentage limitations on Alpha Strategy Fund’s direct derivatives investments as part of the Fund’s Item 4 disclosure.

          Response: The disclosure below has been included as part of Alpha Strategy Fund’s Item 4 disclosure.

“The Fund may invest directly in derivatives with an aggregate net notional value representing up to 50% of the Fund’s net assets. However, the Fund currently expects that the aggregate net notional value of such instruments will not exceed 35% of the Fund’s net assets under normal market conditions.”

          41.     Please disclose information about any secondary benchmark indices used by the Funds in the narrative explanations accompanying the relevant performance bar charts and tables in accordance with Instruction 2(b) to Item 4 of Form N-1A.

          Response: We have supplied additional context regarding the secondary benchmark indices used by the Funds as requested. We note that Instruction 2(b) to Item 4 of Form N-1A states that Funds may satisfy the requirement to disclose information about any supplemental indices “by stating that the information shows how the Fund’s performance compares with the

Ms. Kimberly A. Browning
February 27, 2013

returns of an index of funds with similar investment objectives.” Accordingly, we have added disclosure to the effect that the secondary securities indices shown in the performance tables have investment characteristics similar to those of the relevant Funds.

          42.     We believe the footnotes to the performance tables regarding share class inception dates go beyond what Item 4 of Form N-1A permits. Please move each footnote to the statutory prospectus or convert each footnote to a parenthetical notation within the performance table.

          Response: We believe each Fund’s interests are best served by providing greater transparency regarding the Fund’s investment performance. In particular, we believe the footnotes are useful because they enable investors to readily compare the returns of the relevant benchmark index against those of their share class. Accordingly, we elect to retain the current language.

          43.     For each Fund that has an 80% investment policy pursuant to Rule 35d-1 under the Act, please expressly state as part of its Item 4 disclosure that such investment policy is applied with respect to the relevant Fund’s net assets plus the amount of any borrowings for investment purposes.

          Response: We have made the requested changes.

          44.     In the Item 9 disclosure concerning a Fund’s investments in foreign and emerging market companies, please include the test for determining an issuer’s location.

          Response: The Registration Statement includes disclosure regarding whether a particular security is subject to a Fund’s limit on investments in foreign and emerging market securities. Each Fund may invest up to an enumerated percentage of its net assets in securities of foreign (including emerging market) companies that are traded on a foreign exchange and denominated in a foreign currency. Each Fund also may invest without limitation in companies that do not meet these criteria but represent economic exposure to foreign markets, including the following: (1) companies that are organized in a foreign country but have significant business operations in the U.S. and trade on a U.S. stock exchange; and (2) companies that are organized and operated in a foreign country but primarily trade on a U.S. stock exchange. Each Fund also may invest without limit in ADRs. Each of International Core Equity Fund, International Dividend Income Fund, and International Opportunities Fund has relied on a particular index for determining whether a particular country is an emerging market country for purposes of its limit on emerging market investments. In our view, each Fund’s Item 9 disclosure provides investors with sufficient predictability about the Fund’s investments in foreign and emerging market companies and in other companies that are susceptible to foreign and emerging market risks. Moreover, we believe more detailed information regarding how the Funds determine an issuer’s location would dilute the effectiveness of such disclosure. Accordingly, we elect to retain the existing disclosure.

Ms. Kimberly A. Browning
February 27, 2013

          45.     For each Fund that has derivatives-related Item 4 disclosure, please clarify in plain English the meaning of the statement that such Funds may invest in derivatives for “other risk management purposes.”

          Response: We have revised the relevant disclosure for the applicable Funds as set forth below:

“Consistent with its investment objective and policies, the Fund selectively may invest in derivatives. Currently, the Fund expects to invest in derivatives consisting principally of futures, forwards, options, and swaps. The Fund may use derivatives for risk management purposes, including to hedge against a decline in the value of certain investments and to adjust the investment characteristics of its portfolio. The Fund also may invest in derivatives for “speculative” purposes to increase its investment return or income. For example, the Fund may manage cash by investing in futures or other derivatives that provide efficient short-term investment exposure to broad equity markets.”

          46.     In light of Growth Leaders Fund’s portfolio turnover rate for its most recently completed fiscal year, please consider stating that Growth Leaders Fund “engages” in active and frequent trading of its portfolio rather than that Growth Leaders Fund “may engage” in active and frequent trading of its portfolio.

          Response: We have made the requested change.

          47.     In accordance with the Commission staff position articulated in the ICI Memorandum dated June 4, 2012, those Funds with “International” in their names should disclose in the prospectus that such Funds invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the U.S. or, if conditions are not favorable, invest at least 30 percent of its assets outside the U.S.

          Response: We have reviewed the relevant ICI Memorandum and note that the Memorandum specifically states that Commission staff reviewers “may suggest the 40 percent/3 countries test as an example (emphasis added),” but that this approach is not compulsory. Instead, the ICI Memorandum provides that “[s]tatements to the effect that the fund will invest “primarily” or “a majority of its assets” in non-U.S. securities are also acceptable.” The existing Item 9 disclosure for each Fund that has “International” in its name provides that the Fund invests “principally” in foreign companies. In light of the foregoing, we elect not to include the requested disclosure and to keep the current disclosure.

          48.     Please confirm in your comment response letter that any principal investment strategy or principal risk of the Funds that has been disclosed in the SAI also has been disclosed in the prospectus.

Ms. Kimberly A. Browning
February 27, 2013

          Response: We confirm that any principal investment strategy or principal risk of the Funds that has been disclosed in the SAI also has been disclosed in the prospectus.

          49.     Please clearly indicate that derivatives are subject to volatility, leverage, liquidity, and counterparty credit risks.

          Response: We have made the requested changes.

Part B – Statement of Additional Information

          50.     Please confirm in your comment response letter that all non-principal investment strategies and non-principal risks of each Fund have been disclosed in the SAI.

          Response: We confirm that all non-principal investment strategies and non-principal risks of each Fund have been disclosed in the SAI.

          51.     Please clearly distinguish principal investment strategies from non-principal investment strategies. Likewise, please clearly distinguish principal risks from non-principal risks.

          Response: We believe principal investment strategies are clearly distinguished from non-principal investment strategies and principal risks are clearly distinguished from non-principal risks.

          52.     In light of fundamental investment restriction no. 4, which excludes the lending of portfolio securities from its general prohibition on making loans, please add disclosure to the SAI relating to each Fund’s policy with respect to securities lending. In so doing, please consider the State Street no-action letter dated December 27, 1971 and the Commission’s response letter dated January 29, 1972 regarding disclosure indicating the following: (1) a mutual fund must recall loaned securities to vote proxies; (2) a mutual fund’s fee table and expense example do not reflect securities lending expenses; and (3) a mutual fund bears 100% of its losses attributed to securities lending, but shares its gains with its collateral reinvestment agent.

          Response: Although the Funds presently do not engage in securities lending, we have added general disclosure considering securities lending to the SAI. We will consider further modifying that disclosure based on the State Street no-action letter in the future.

          53.     Please revise fundamental investment restriction no. 7 to prohibit concentration in any group of industries in addition to concentration in any particular industry.

          Response: The Board of Trustees of the Trust previously approved each Fund’s fundamental investment restrictions. As a result, we elect to retain the current language.

Ms. Kimberly A. Browning
February 27, 2013

          54.     Please remove the term “knowingly” from non-fundamental investment restriction no 2.

          Response: The Board of Trustees of the Trust previously approved each Fund’s non-fundamental investment restrictions. As a result, we elect to retain the current language. We note that we believe the term “knowingly” appropriately covers a scenario in which a Fund’s investment team reasonably believed at the time of purchase that a particular security would not cause the Fund to exceed its 15% limit on illiquid securities, and such purchase nonetheless did so because of market activity or the sale of liquid securities, for example.

          55.     Please add the word “promptly” to the following sentence: “The Fund will not be required to sell illiquid securities if it exceeds the 15% limit due to market activity or the sale of liquid securities; however, in these situations each Fund will promptly take appropriate measures to reduce the percent of its assets invested in illiquid securities.”

          Response: In the Commission staff’s March 1992 revisions to the Guidelines to Form N-1A, the Commission staff stated: “For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their moneys from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity (emphasis added).” We believe the addition of the term “promptly” could result in the unintended consequence of compelling a Fund to dispose of illiquid securities at disadvantageous prices or times, rather than enabling the Fund to reduce its exposure to illiquid securities in an orderly fashion consistent with the staff’s position. Therefore, we elect to retain the current language.

          56.     Please remove the last sentence of the subsection titled “Investment Policies - Borrowing Money” and insert new disclosure to the effect that in the event the Fund’s borrowings exceed 33 1/3% of its total assets, the Fund would take steps to reduce borrowings below this level within three business days in accordance with Section 18 of the Act.

          Response: We have made the requested changes.

          57.     Please state in the SAI what percentage of each Fund’s assets may be invested in derivatives.

          Response: We note that Alpha Strategy Fund’s prospectus discloses a specific percentage limitation on the Fund’s direct investments in derivatives, and General Instruction C.2(b) to Form N-1A expressly states that a fund “should not duplicate in the SAI information that is provided in the prospectus, unless necessary to make the SAI comprehensible as a document independent of the prospectus.” It is anticipated that the extent of the remaining Funds’ investments in derivatives will vary based on market conditions and other factors. However, such Funds do not have an unfettered ability to use derivatives. The Funds’ investments in derivatives are limited by the terms of the Registration Statement itself, certain provisions of the Act, and related Commission guidance. Accordingly, the Funds’ minimum

Ms. Kimberly A. Browning
February 27, 2013

investment requirements applicable to non-derivative investments, the asset segregation requirements applicable to derivatives under Section 18 of the Act and relevant Commission guidance, and the 15% limit on illiquid investments, including any derivatives that are deemed to be illiquid, together impose de facto restrictions on the Funds’ derivative investments.

          58.     With respect to fundamental investment restriction no. 4, please explain what it means for the Funds to lend their portfolio securities “to the extent permitted by applicable law.”

          Response: As a general matter, we prefer to avoid restating legal or regulatory requirements to which mutual funds are subject and therefore elect to retain the current disclosure.

          59.     Please include a footnote to fundamental investment restriction no. 7 that outlines the Commission staff’s position that the investment of 25% or more (emphasis added) of a Fund’s assets in a particular industry or group of industries constitutes “industry concentration” for purposes of the Act.

          Response: The Board of Trustees of the Trust previously approved each Fund’s fundamental investment restriction relating to industry concentration. That restriction generally provides that each Fund may not invest more than 25% (emphasis added) of its assets in any particular industry, subject to certain enumerated exceptions. We believe the current disclosure complies with Form N-1A. Instruction 4 to Item 9(b)(1) of Form N-1A states: “Disclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” The Form N-1A adopting release “Registration Form Used by Open-End Management Investment Companies” (IC-23064; March 18, 1998) states under the heading “Concentration”: “The Commission’s staff has taken the position for purposes of the concentration disclosure requirement that a fund investing more than 25% of its assets in an industry is concentrating in that industry. The Proposed Amendments incorporated this percentage test into Form N-1A.” We believe it is appropriate for each Fund to continue to rely on this formulation of the industry concentration policy because of the use of the term “more than 25% of its total assets” in the adopting release, along with its longstanding presence in Form N-1A. We further believe inclusion of the requested footnote would directly contradict each Fund’s industry concentration policy and create investor confusion and compliance monitoring challenges. In light of the foregoing, we elect not to include the requested footnote.

          60.     With respect to Alpha Strategy Fund, please list the investment restrictions of all of the underlying funds in the SAI or include a statement to the effect that the investment restrictions of the Fund are materially the same as those of the underlying funds.

          Response: As requested, we have added a statement to the SAI to the effect that the investment restrictions of the Fund are materially the same as those of the underlying funds.

Ms. Kimberly A. Browning
February 27, 2013

          61.     With respect to Alpha Strategy Fund, please indicate whether the Fund looks through to the portfolio holdings of the underlying funds for purposes of determining its compliance with fundamental investment restriction no. 7 (i.e., the Fund’s “industry concentration” policy).

          Response: Alpha Strategy Fund determines the appropriate manner in which it monitors compliance with its industry concentration policy taking into account considerations such as its current asset allocation, the underlying funds’ investment strategies, and market conditions. Based on these factors, in its sole discretion, the Fund may determine to monitor compliance with its industry concentration policy by looking through to the underlying funds’ portfolio securities.

          62.     Please elaborate on how a Fund would reduce the percentage of its assets that is invested in illiquid securities when more than 15% of its assets is invested in illiquid securities.

          Response: In the Commission staff’s March 1992 revisions to the Guidelines to Form N-1A, the Commission staff stated: “For example, an equity fund that begins to experience a net outflow of assets because investors increasingly shift their moneys from equity to income funds should consider reducing its holdings of illiquid securities in an orderly fashion in order to maintain adequate liquidity (emphasis added).” Thus, we have added disclosure stating that the Fund would act in an orderly fashion to reduce its illiquid security holdings in the event it breached the 15% limit.

Part C – Other Information

          63.     Please specify on the signature page that Joan A. Binstock signed the Registration Statement in her capacity as the Trust’s principal accounting officer or comptroller pursuant to Section 6(a) of the Securities Act.

          Response: The signature page specifies that Ms. Binstock signed the Registration Statement in her capacity as the Trust’s Chief Financial Officer and Vice President. Section 6(a) of the Securities Act states that “[a]ny security may be registered with the Commission under the terms and conditions hereinafter provided, by filing a registration statement in triplicate, at least one of which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions….” We believe the roles and functions of a principal accounting officer and comptroller clearly are subsumed under Ms. Binstock’s official title of “Chief Financial Officer.” Accordingly, we do not believe it is necessary to modify her title on the signature page.

*     *     *     *     *

          The Trust acknowledges in connection with this filing the following: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Commission

Ms. Kimberly A. Browning
February 27, 2013

staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions, please call Ms. Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary